FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                 21 August 2006


                                File no. 0-17630


                                   Acquisition




                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Acquisition






N  E  W  S      R  E  L  E  A  S  E


                                                                  21 August 2006



          CRH TO ACQUIRE ASHLAND PAVING AND CONSTRUCTION, INC. (APAC)
                      IN GROUP'S LARGEST EVER TRANSACTION




Agreement to acquire APAC

CRH plc, the international building materials group, announces that its US subsidiary, Oldcastle Materials, Inc., has reached agreement to purchase Ashland Paving And Construction, Inc. (APAC) for a total consideration, including zero net debt at acquisition, of US$ 1,300 million (euro 1,008 million); the final price to be adjusted for seasonal working capital and some other accounts at completion. Goodwill arising on the transaction is estimated at approximately US$450 million. This agreement follows extensive due diligence under the terms of an exclusivity agreement with APAC's parent company, Ashland Inc., announced on 19 June 2006. Completion of the purchase of APAC, which has received antitrust clearance, is anticipated before the end of August. CRH will finance the acquisition using debt.



APAC's business

APAC, headquartered in Atlanta , GA , is a leading US aggregates, asphalt and heavy highway construction company with approximately 9,700 employees and extensive operations in 14 mid-western and southern states. In the 12 months ending June 2006 sales amounted to US$ 2.9 billion with profit before interest, tax, depreciation and amortisation (EBITDA) of approximately US$ 220 million, before charging depreciation and amortisation of US$ 106 million. Gross assets as at 30 June 2006 were US$1,665 million.



In the year ended June 2006 APAC produced 32.5 million tons of aggregates, 31 million tons of asphalt and 1 million cubic yards of readymixed concrete. Approximately one-third of APAC's aggregates production and two-thirds of asphalt production are consumed internally by APAC's construction operations.



APAC has vertically integrated aggregates, asphalt and highway construction operations in Kansas , Missouri , Oklahoma , Arkansas and Mississippi , all with leading regional market positions. APAC is also a leading integrated player in the Memphis area of western Tennessee , in eastern Tennessee/western North Carolina and in southern Florida . Total permitted reserves amount to over 2 billion tons. In addition APAC has significant asphalt and highway construction operations in West Virginia , Virginia , Alabama , Georgia , the Carolinas, northern Florida and Texas .



Management

APAC's President Kirk Randolph who has over 20 years experience with APAC will continue to have responsibility for APAC as part of CRH's Americas Materials division which is led by Mark Towe working closely with Tom Hill head of our overall Americas business. Key APAC operational management will remain with the business and join the Americas Materials division. In addition, a number of senior managers from Americas Materials will be assigned to work with the existing APAC team to assist with its integration.



CRH Americas Materials division

CRH's existing Americas Materials division is the number one US asphalt producer with 2005 volumes of 41 million tons; the fourth largest US aggregates company with 2005 volumes of 162 million tons and a top 10 readymixed concrete player with volumes of 8.5 million cubic yards. The division operates in 32 US states, primarily in the Northeast, Midwest and West. In the year ending December 2005 the Americas Materials Division reported sales of US$ 3.9 billion and EBITDA of US$ 613 million, before charging depreciation and amortisation of US$ 205 million. APAC will be integrated with the existing Americas Materials divisional structure which is currently divided into four major regional groupings; New England , New York / New Jersey , Central and West.



Acquisition benefits

The acquisition of APAC represents a major expansion for CRH into new materials markets in mid-western and southern US states and significantly increases CRH's position as a top tier aggregates and leading asphalt producer in the US . APAC provides increased exposure to US infrastructure spending and a development platform for future growth in new regions. The acquisition offers significant scope for margin improvement through administrative, operational and purchasing synergies - estimated at US$ 20 million per annum in the near term rising to US$ 40 million within three years - and is expected to contribute positively to CRH earnings.



Commenting on the agreement to purchase APAC, Liam O'Mahony, CRH Chief Executive, said: "I am delighted that agreement has been reached for the purchase of APAC which represents a major milestone in the development of our Americas Materials business and the largest ever transaction to be completed by CRH. We aim to build on this significant new platform through enhancing the materials focus of APAC's business and through the application of the Americas Materials Division's vertically integrated approach to aggregates, asphalt and highway construction."



                                     -----



This announcement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this announcement and other factors discussed in our Annual Report on Form 20-F filed with the SEC.



All references to tons in this announcement are to short tons in line with US practice.

                                     -----



CRH will host an analysts' conference call at 2.30 p.m. BST today to discuss this announcement. The dial-in number is +44 20 7138 0816. A recording of the conference call will be available from 4.00 p.m. BST by dialling +44 20 7806 1970. The security code for the replay will be 2741758#.



A presentation to accompany this call will be available from 1.00 p.m. on CRH's website at www.crh.com.







Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony, Chief Executive

Myles Lee, Finance Director

Eimear O'Flynn, Head of Investor Relations

Maeve Carton, Group Controller




       CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland TELEPHONE
                       +353.1.4041000 FAX +353.1.4041007

          E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office,
                    42 Fitzwilliam Square, Dublin 2, Ireland







                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date: 21 August 20006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director